EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

	Year Ended September 30,
	2008	2007

Net income	$286,854	$352,765
Weighted average number of shares outstanding	5,247,107	5,247,107

Net income per common share	$0.05	$0.07